Exhibit 99.1

Dated 29 November 2016

BOX SHIPS INC.

as Borrower

and

TACITA OCEANWAY CARRIER and

ALAQUA MARINE LIMITED

as Owners

and

CREDIT SUISSE AG

as Lender

SETTLEMENT AND RELEASE AGREEMENT

Index

Clause		Page

1	Interpretation	4
2	Undertakings	5
3	Lender's Agreement	6
4	Representations and Warranties	7
5	Confidentiality and Non-Disclosure	7
6	Reservation of Rights	8
7	Forbearance	8
8	Incorporation of Loan Agreement Terms	8
9	Events of Default	8
10	Governing Law and Jurisdiction	8
Execution Pages		9

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THIS AGREEMENT is made on 29 November 2016

PARTIES

(1)	BOX SHIPS INC., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, the Marshall Islands MH 96960 (the "Borrower");

(2)	TACITA OCEANWAY CARRIER CO. and ALAQUA MARINE LIMITED, each a corporation incorporated in Liberia whose registered office is at 80 Broad Street, Monrovia, Liberia (together, the "Owners" and each an "Owner"); and

(3)	CREDIT SUISSE AG, acting through its office at St. Alban-Graben 1-3, CH-4051 Basel, Switzerland (the "Lender").

BACKGROUND

(A)	By a loan agreement dated 11 November 2014 (as amended and supplemented by a first supplemental agreement dated 1 July 2016 and by a supplemental letter agreement dated 15 September 2016, together the "Loan Agreement") and made between the Borrower and the Lender, the Lender has made available to the Borrower a secured term loan facility of (originally) up to US$31,650,000.

(B)	By a master agreement dated 11 November 2014 (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder form and made between (i) the Borrower and (ii) the Lender, the Lender agreed to enter into Transactions (as such term is defined in the Loan Agreement) with the Borrower from time to time to hedge the Borrower's exposure under the Loan Agreement to interest rate fluctuations. As at the date of this Agreement the aggregate of the Swap Exposure (set out in the confirmations attached hereto as Annex 2) and the market value of the relevant interest rate derivative transactions is approximately US$12,016.

(C)	The Lender advanced to the Borrower the total amount of US$31,650,000 and as at the date of this Agreement, the principal amount of the loan facility outstanding is US$25,961,144.

(D)	The Borrower has requested that the Lender consents to the sale of the Ships on the basis the expected sale proceeds are significantly less than the principal outstanding amount of the Loan and the Swap Exposure as referred to in Recitals (B) and (C) above.

(E)	The Lender's consent to the sale of the Ships and to the release of the Borrower, the Owners and the Approved Manager from their respective obligations under the Loan Agreement and the other Finance Documents is subject to, inter alia, the following conditions:

(i)	the Borrower and the Owners confirming in writing (in a form in all respects acceptable to the Lender) that there are no due and unpaid Earnings or outstanding claims in connection with the Earnings or Insurances of the Ships on the date of the sale of each Ship and that no Earnings or Insurances (in connection with a claim, previous employment or otherwise) are anticipated in connection with the Ships after delivery of each Ship to the relevant Buyer; and

(ii)	all other terms and conditions contained in this Agreement.

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IT IS AGREED AS FOLLOWS:

1	Interpretation

1.1	Defined expressions

Words and expressions defined in the Loan Agreement and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions

"Approved Daily Fees" means, in relation to a Ship, an amount of $5,000 per day for the period commencing 1 October 2016 until the date on which the sale of that Ship is completed by delivery to its Buyer;

"Bunkers Replenishment Expenses" means in relation to (a) BOX MARLIN the amount of $36,644.75 (representing $33,644.75 being the cost of bunker supply and $3,000 of port call dues in connection with replenishment of bunkers on 28 October 2016 in Hong Kong) and (b) BOX KINGFISH the amount of $36,002.25 (representing $33,002.25 being the cost of bunker supply and $3,000 being port call dues in connection with replenishment of bunkers on or about 12 November 2016).

"Buyer" means, in respect of a Ship, the person that is or becomes party to the MOA in respect of that Ship as the buyer thereof;

"Final Expiry Date" means 9 December 2016;

"First Ship" means the first Ship to be sold and delivered to a Buyer;

"Forbearance Period" means the period commencing on the date of this Agreement and ending on the earlier of (i) 9 December 2016 and (ii) on the occurrence of a Termination Event;

"MOA" means, in respect of a Ship, the memorandum of agreement made or to be made between the Owner of that Ship and the relevant Buyer and includes any amendments and/or supplements thereto;

"Net Proceeds" means, in respect of a Ship, the Purchase Price of that Ship after deducting therefrom any customary and documented third party costs actually incurred in connection with the sale of that Ship (including any commission payable to the broker which arranged in each case the sale of that Ship and any address commission payable to the relevant Buyer);

"Purchase Price" means, in respect of a Ship, the amounts payable to the Owner of that Ship pursuant to the relevant MOA (including, without limitation, the cost of bunkers and lubricants on board that Ship at the time of delivery to its Buyer);

"Repatriation Costs" means, in relation to a Ship, an amount of $75,000;

"Second Ship" means the second Ship to be sold and delivered to a Buyer; and

"Termination Event" means any of the following events or circumstances:

(a)	a Security Party breaches any term, provisions, undertaking or covenant of this Agreement; or

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(b)	any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower; or

(ii)	the enforcement of any Security Interest over any assets of the Borrower; or

(iii)	any analogous procedure or step is taken in any jurisdiction; or

(c)	any arrest or detention of any Ship, any exercise or purported exercise of any lien on any Ship or any requisition of any Ship.

2	Undertakings

2.1	Each Owner and the Borrower jointly and severally undertake as follows:

(a)	to take all necessary actions within their control on a best effort basis in order to ensure that all the Ships are irrevocably and unconditionally delivered to the relevant Buyer by no later than the Final Expiry Date;

(b)	upon the successful delivery of a Ship to the relevant Buyer, to ensure that the Net Proceeds for that Ship are paid to the Earnings Account of that Ship;

(c)	to sell each Ship for cash on normal commercial arm's length terms and for the Purchase Price relevant to it;

(d)	to keep the Lender regularly updated regarding the sale process of each Ship and in any case to provide such update promptly following the Lender's request;

(e)	to ensure that the Lender receives copies of any offers received from the brokers in connection with the sale of each Ship;

(f)	to send the Lender on a regular basis from the date of this Agreement until the date of the sale of each of the Ships, all Ships' valuations issued for the purposes of the sale of the Ships;

(g)	prior to signing an MOA, to keep the Lender regularly updated regarding the negotiation of the terms and conditions of that MOA and once an MOA has been signed (on subjects) with the relevant Buyer to seek the Lender's written consent prior to lifting relevant subjects in connection with such MOA;

(h)	to send the Lender, immediately after the execution of each MOA, a certified true copy of the same duly signed by the parties thereto;

(i)	to confirm in writing on or before the date of this Agreement that no outstanding claim or claims against the insurers or any Approved Charterer in connection with any Ship remains unpaid;

(j)	to take all necessary actions to ensure that no other costs and expenses (including but not limited, legal fees, bank fees and any other expenses relating to the sale of each Ship) remain unpaid;

(k)	the Borrower and the Owners to confirm in writing (in a form in all respects acceptable to the Lender) that on the date of the sale of each Ship there are no due and unpaid Earnings or outstanding claims in connection with the Earnings or Insurances of the Ships and that no Earnings or Insurances (in connection with a claim, previous employment or otherwise) are anticipated in connection with the Ships after delivery of each Ship to the relevant Buyer;

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(l)	to ensure that upon receipt of the Net Proceeds of a Ship, such Net Proceeds, together with other amounts standing to the credit of the Earnings Account of that Ship (if any), are applied, and the Borrower and each Owner hereby irrevocably and unconditionally authorise the Lender to make such application on their behalf, in (i) prepayment of the Tranche which was used to finance that Ship, with the Net Proceeds being applied pro rata against the then outstanding Repayment Instalments in respect of that Tranche in each case in accordance with clauses 7.8, 7.9 and 7.11 of the Loan Agreement and (ii) satisfaction of the Swap Exposure currently outstanding under the Master Agreement;

(m)	to ensure that, upon the completion of the sale of a Ship by delivery to its Buyer, the Minimum Liquidity of that Ship held with the Lender is applied, after such amount is reduced by the Approved Daily Fees, the Bunkers Replenishment Expenses and the Repatriation Costs of that Ship, in (i) prepayment of the Tranche which was used to finance that Ship and the Borrower and each Owner hereby irrevocably and unconditionally authorise the Lender to make such application on their behalf, with such amount being applied pro rata against the then outstanding Repayment Instalments in respect of that Tranche in each case in accordance with clauses 7.8, 7.9 and 7.11 of the Loan Agreement and (ii) satisfaction of the Swap Exposure currently outstanding under the Master Agreement; and

(n)	to ensure on a best effort basis that by no later than the Final Expiry Date, the sale of both Ships is successfully completed.

3	Lender's Agreement

3.1	In consideration of the undertakings of the Borrower as set out in Clauses 2, the Lender agrees as follows:

(a)	upon the conclusion of the sale of each Ship to the relevant Buyer by no later than the Final Expiry Date (which for the purposes of this Clause 3.1(a), the sale of the each Ship will be considered to occur on the date on which the Lender receives from its lawyers a confirmation to the effect that (i) the escrow release instructions in respect of the release of the deposit under the MOA in favour of the respective Owner and (ii) the protocol of delivery and acceptance for the release of the balance to be due under the MOA have been signed by the relevant Owner and the relevant Buyer, and have been unconditionally and irrevocably released to the Lender's lawyers) determined in accordance with Clause 2, to release the Mortgage in respect thereof;

(b)	1 Business Day prior to the sale of each Ship the Lender shall, subject to the Borrower being in compliance with its obligations under or in connection with this Agreement and the Lender having received certified true copies of the executed MOA and the invoice(s) (or any other documentary evidence in all respects acceptable to the Lender) relating to the Bunkers Replenishment Expenses and Repatriation Costs of a Ship, release to the relevant Owner the Approved Daily Fees, the Bunkers Replenishment Expenses and Repatriation Costs in respect of that Owner's Ship;

(c)	upon the conclusion of the sale of both Ships and following the making of all the prepayments referred to in Clause 2.1 and provided that the Borrower has complied with all its obligations and undertakings under this Agreement (and notwithstanding that the Net Proceeds, may not be sufficient to prepay the Loan in full), (i) that there shall be a full and final settlement of any claims or amounts whatsoever due to the Lender from the Borrower, the Owners or any other Security Party under or in connection with the Loan Agreement relating to the repayment of the Loan and the Master Agreement, (ii) irrevocably and unconditionally release and discharge the Borrower from its obligation to repay the Loan and any other obligations under or in connection with the Loan Agreement and any Swap Exposure under the Master Agreement, (iii) re-assign to the Borrower all Security Interests of any kind created by the Finance Documents to which it is a party, (iv) irrevocably and unconditionally release and discharge the Owners from all their obligations under or in connection with any Finance Document to which they are a party, (v) re-assign to the Owners all Security Interests of any kind created by the Finance Documents to which each Owner is a party, (vi) irrevocably and unconditionally release and discharge the Approved Manager from all its obligations under the Manager's Undertakings, (vii) re-assign to the Approved Manager all Security Interests created by the Manager's Undertakings, and (viii) issue in favour of the Borrower, the Owners and the Approved Manager a deed of release as per Annex 1; and

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(d)	upon the execution of each MOA, to provide any document reasonably required by the relevant Buyer to ensure that the sale of the Ship to be acquired by that Buyer is concluded subject to the terms and conditions set out in the relevant MOA.

4	Representations and Warranties

4.1	The Borrower and each Owner represent and warrant to the Lender as follows:

4.2	The Borrower and each Owner have taken all corporate action and obtained all consents necessary for them to execute this Agreement and to make all payments contemplated by, and to comply with, this Agreement.

4.3	All consents referred to in Clause 4.2 remain in force and nothing has occurred which makes it liable for revocation.

4.4	The execution by the Borrower and each Owner of this Agreement constitutes the Borrower's and that Owner's legal, valid and binding obligations enforceable against the Borrower and that Owner in accordance with its respective terms and/or will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Borrower or any Owner; or

(c)	any contractual or other obligation or restriction which is binding on the Borrower or any Owner or any of their assets.

4.5	No claims against any insurers or any Approved Charterer in respect of any Ship remain pending or unpaid.

5	Confidentiality and Non-Disclosure

5.1	The terms and conditions of this Agreement, including its existence, shall remain strictly private and confidential and shall not be disclosed by the Borrower or the Owners to any third party (with the exception of their legal advisers or as required by law or regulation (including, but not limited to any applicable regulations of the US Securities Exchange Commission and the applicable accounting standards) or for the purposes of the enforcement of this Agreement and it is hereby agreed that the Borrower may make the following announcement in connection with the arrangements outlined in this Agreement upon the conclusion of the sale of both Ships:

"On 2016, Box Ships Inc. entered into an agreement with Credit Suisse AG for the full and final satisfaction of all amounts outstanding under a US$31,650,000 facility, of which approximately US$25,961,144 is currently outstanding, in exchange for the net sale proceeds of the mortgaged vessels, namely m.vs. "BOX KINGFISH" and "BOX MARLIN" (the "Vessels"). The Vessels have been sold to an unaffiliated third party under separate Memoranda of Agreement and have been delivered to their buyer."

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6	Reservation of Rights

6.1	The terms of this Agreement shall be without prejudice to the Lender's rights under the Loan Agreement and Finance Documents which rights the Lender's fully reserve until due performance of all of the terms of this Agreement and any forbearance or delay by the Lender in exercising such rights shall in no way amount to or be construed as a waiver by the Lender of such rights.

6.2	For the avoidance of any doubt, the Borrower shall continue to remain liable in respect of all its obligations and liabilities under or in connection with the Loan Agreement (subject to Clause 7 of this Agreement) until it is released pursuant to Clause 3.1(c).

7	Forbearance

7.1	Subject to the compliance with the terms and conditions contained in this Agreement including without limitation those referred to in Clause 2.1, the Lender confirms that during the Forbearance Period it shall not:

(a)	declare prematurely due and payable or otherwise seek to accelerate payment of all or any Financial Indebtedness or any part of the Loan; or

(b)	exercise or enforce any right under any Finance Document

7.2	For the avoidance of doubt, on the occurrence of a Termination Event, the agreement of the Lender to the matters set out in Clause 7 shall be revoked and the terms of this Agreement shall be terminated.

7.3	Each Security Party hereby agrees with the Lender that, notwithstanding the terms of this Clause 7.1, the provisions of the Loan Agreement and the Finance Documents shall be, and are hereby, re-affirmed and remain in full force and effect.

7.4	This Agreement shall constitute a Finance Document for all purposes under the Loan Agreement and the other Finance Documents.

8	Incorporation of Loan Agreement Terms

8.1	The provisions of clauses 19.1, 19.2 and 27 of the Loan Agreement shall apply (with all logical modifications) to this Agreement as if the references therein to "this Agreement" or "a/the Finance Document/s" were references to this Agreement.

9	Events of Default

9.1	The Borrower and each Owner acknowledge and agree that if any of them fails to satisfy any obligations undertaken by it under this Agreement, such failure shall constitute an Event of Default entitling the Lender to take any of the actions referred to in clause 18.2 of the Loan Agreement.

9.2	This Agreement may be executed in any number of counterparts.

10	Governing Law and Jurisdiction

10.1	The terms of this Agreement shall be governed by and construed in accordance with English law and the terms of clause 29 of the Loan Agreement shall apply (with all logical modifications) to this Agreement as if all references therein to "this Agreement" were references to this Agreement.

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Execution Pages

BORROWER

EXECUTED and DELIVERED as a DEED	)
by BOX SHIPS INC.	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

OWNERS

EXECUTED and DELIVERED as a DEED	)
by TACITA OCEANWAY CARRIER	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

EXECUTED and DELIVERED as a DEED	)
by ALAQUA MARINE LIMITED	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

LENDER

EXECUTED and DELIVERED as a DEED	)
by CREDIT SUISSE AG	)
acting by	)
its duly authorised	)
attorney-in-fact in the presence of:	)

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COUNTERSIGNED this 29th day of November 2016 for and on behalf of ALLSEAS MARINE S.A. which, by its execution hereof, confirms and acknowledges that it has read and understood the terms and conditions of this Agreement, that it agrees in all respects to the same and that the Finance Documents to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Loan Agreement.

___________________________________

for and on behalf of:

ALLSEAS MARINE S.A.

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ANNEX 1

Dated [●] 2016

CREDIT SUISSE AG

as Lender

and

in favour of

BOX SHIPS INC.

as Borrower

and

TACITA OCEANWAY CARRIER CO.

ALAQUA MARINE LIMITED

as Owners

and

ALLSEAS MARINE S.A.

as Manager

DEED OF RELEASE OF SECURITY

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THIS DEED is made on [●] 2016

BY

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ANNEX 2

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